02052028

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2002

PEHUENCHE ELECTRICITY COMPANY INC.

(Translation of registrant's name into English)

Santa Rosa 76
Santiago, Chile
(Telephone: 562-6309000)
(Address and telephone number of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ❑

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ❑ No ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA ELECTRICA PEHUENCHE S.A.

By: ____________________
Lucio Castro Marquez
Chief Executive Officer

Date: August 14, 2002

PEHUENCHE

EMPRESA ELECTRICA PEHUENCHE S.A.

Financial Statements

June 30, 2002 and 2001

Contents:

Ch$: Chilean pesos
ThUS$: Thousand of United States dollars

Exchange rate: US$ 1 = Ch$ 688.05

EMPRESA ELECTRICA PEHUENCHE S.A.
BALANCE SHEETS

	June 30, 2002 Th US$	June 30, 2001 Th US$
ASSETS		
Current assets		
Cash and cash equivalents	8.6	4.5
Time deposits	0.0	0.0
Trade account receivables	8,490.7	9,798.4
Other receivables	65.6	10.2
Account and notes receivables from related companies	54,045.2	12,360.5
Recoverable taxes	5.2	5.2
Prepaid expenses	561.9	448.1
Deferred Income Taxes	0.0	0.0
Other Current Assets	0.0	0.0
TOTAL CURRENT ASSETS	**63,177.3**	**22,626.9**
Property, plant and equipment		
Land	1,183.1	1,182.1
Plant and facilities	649,592.6	649,047.1
Equipment and machinery	2,535.2	2,730.2
Other fixed assets	364.1	23.1
Less accumulated depreciation	(180,260.6)	(163,174.5)
NET PROPERTY, PLANT AND EQUIPMENT	**473,414.4**	**489,808.0**
Other Assets		
Investment in related companies	10.0	12.8
Investments in other companies	69.0	54.3
Intangibles	143.0	142.8
Amortization	(16.1)	(12.5)
Other assets	7,111.3	6,285.1
TOTAL OTHER ASSETS	**7,317.2**	**6,482.4**
TOTAL ASSETS	**543,908.9**	**518,917.3**

EMPRESA ELECTRICA PEHUENCHE S.A.
BALANCE SHEETS

	June 30, 2002 Th Ch$	June 30, 2001 Th Ch$
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Notes payable to banks and financial institutions short-term	0.0	0.0
Notes payable to banks and financial institutions long-term	11,003.1	9,612.6
Bonds payable	172,068.3	1,930.5
Current installments of long-term debt	0.0	284.7
Dividends payable	3,643.7	4.1
Accounts payable	1,255.8	1,700.4
Other creditors	51.1	2.8
Accounts payable to related companies	214.4	253.7
Provisions	136.6	126.7
Withholdings	1,246.7	593.8
Income tax provision	0.0	0.0
Other current liabilities	0.0	0.0
TOTAL CURRENT LIABILITIES	**189,619.8**	**14,509.5**
Long-Term Liabilities		
Notes payable to banks and financial institutions	89,853.1	121,410.6
Bonds payable	0.0	158,673.8
Other creditors	9,204.0	8,796.8
Accounts payable to related companies	0.0	9,182.7
Other long-term liabilities	1,858.5	710.4
TOTAL LONG-TERM LIABILITIES	**100,915.6**	**298,774.2**
Shareholders' Equity		
Common stock	220,692.3	180,437.7
Equity revaluation reserve	1,331.9	2,706.6
Additional paid-in capital	26,000.1	25,978.3
Retained earnings	160.2	153.1
Net income for the current period	8,830.7	(3,642.0)
Provisional dividends	(3,641.8)	0.0
TOTAL SHAREHOLDERS' EQUITY	**253,373.5**	**205,633.6**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**543,908.9**	**518,917.3**

EMPRESA ELECTRICA PEHUENCHE S.A.
INCOME STATEMENTS

	June 30, 2002 Th Ch$	June 30, 2001 Th Ch$
Operating Income		
Operating revenues	47,322.4	50,668.7
Operating expenses	(16,689.9)	(33,099.4)
OPERATING MARGIN	30,632.4	17,569.3
Selling and administrative costs	(156.7)	(291.4)
OPERATING INCOME	**30,475.7**	**17,277.9**
Non-Operating Results		
Interest income	2,571.5	145.8
Income on investments in related companies	1.1	1.5
Other non-operating income	3,910.3	140.0
Interest expense	(12,198.2)	(11,944.7)
Other non-operating expenses	(5,304.6)	(251.9)
Price level restatement	(185.5)	(109.0)
Exchange differences	(7,778.4)	(8,695.3)
NON OPERATING RESULTS	**(18,983.8)**	**(20,713.7)**
Income before income taxes	11,491.9	(3,435.8)
Income taxes	(2,661.2)	(206.2)
NET INCOME (LOSS)	**8,830.7**	**(3,642.0)**

EMPRESA ELECTRICA PEHUENCHE S.A.

STATEMENTS OF CASH FLOWS
For the period from January 1 through June 30, 2002 and 2001

	June 30, 2002 Th US$	June 30, 2001 Th US$
CASH FLOW FROM OPERATING ACTIVITIES		
Net Income (Loss) for the period	8,830.7	(3,642.0)
(Gain) Loss on sale of fixed assets	(4.1)	0.0
Charges (credits) to income not affecting cash flow	11,034.6	27,028.4
Depreciation	8,543.2	8,737.5
Intangibles amortization	1.8	1.8
Income on investments in related companies	(1.1)	(1.5)
Net price-level restatement	185.5	109.0
Exchange differences	7,778.4	8,695.3
Other credits not representing cash flow	(5,473.1)	0.0
Other charges not representing cash flow	0.0	9,486.3
Decrease (increase) in current assets	5,294.3	1,211.0
Accounts receivables for sales	5,413.1	917.8
Other assets	(118.9)	293.3
Increase (decrease) in current liabilities	(11,843.6)	(3,752.5)
Accounts payable related to operating income	(11,958.1)	(2,998.2)
Interests payable	278.1	(191.9)
Other accounts payable related to non operating results	0.0	25.2
Other taxes payable	(163.6)	(587.7)
NET POSITIVE (NEGATIVE) CASH FLOW FROM OPERATING ACTIVITIES	**13,312.0**	**20,844.9**

	June 30, 2002 Th US$	June 30, 2001 Th US$
Cash flows from financing activities		
Proceeds from capital increase through the issue of shares	2,622.2	0.0
Proceeds from loans	0.0	0.0
Proceeds from bond issuance	0.0	0.0
Proceeds from loans with related companies	99,233.3	70,488.1
Payment of dividends	(7,039.8)	0.0
Payment of loans	(33,135.5)	(19,095.4)
Payment of loans with related companies	(74,999.0)	(72,223.4)
Other financing disbursements	0.0	0.0
NET POSITIVE (NEGATIVE) CASH FLOW FROM FINANCING ACTIVITIES	**(13,318.7)**	**(20,830.6)**
Cash flows from investing activities		
Sales of fixed assets	19.4	0.0
Proceeds from sales of investments in related companies	0.0	0.0
Sale of other investments	4.1	0.0
Other investment income	0.0	0.0
Purchases of fixed assets	0.0	0.0
Investments in related companies	(18.9)	0.0
Investment in financial instruments	0.0	0.0
Other investment disbursements	0.0	0.0
NET POSITIVE (NEGATIVE) CASH FLOW FROM INVESTING ACTIVITIES	**4.7**	**0.0**
NET TOTAL POSITIVE (NEGATIVE) CASH FLOW FOR THE PERIOD	**(2.1)**	**14.2**
INFLATION EFFECT ON CASH AND CASH EQUIVALENTS	**(3.5)**	**(11.5)**
NET VARIATION IN CASH AND CASH EQUIVALENTS	**(5.5)**	**2.8**
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	**14.2**	**1.7**
CASH AND CASH EQUIVALENTS AT END OF PERIOD	**8.6**	**4.5**

PEHUENCHE

MANAGEMENT ANALYSIS OF THE FINANCIAL STATEMENTS AS OF JUNE 30, 2002

The Company's Financial Statements for the first half of 2002 show a net income of ThUS$ 8,830.7, explained by an operating income profit of ThUS$ 30,475.7 and a non-operating results loss of ThUS$ 18,983.8.

For the first half of 2001 the company's financial statements showed a net loss of ThUS$ 3,642.0.

ANALYSIS OF THE INCOME STATEMENT
(Figures in thousands of US dollars as of June 30, 2002)

Operating Revenues for the first half of 2002 reached ThUS$ 47,322.4, which is 6.6 % lower than that of the first half of 2001.

Operating expenses for the first half of 2002 reached ThUS$ 16,689.9, which are 49.6 % lower than those of the first half of 2001.

Administrative and selling expenses for the first half of 2002 reached ThUS$ 156.7, which are 46.2 % lower than those of the first half of 2001.

Operating income for the first half of 2002 reached ThUS$ 30,475.7, which is 76.4 % higher than that of the first half of 2001, basically explained by lower energy purchases in the first half of 2002.

Non-operating results for the first half of 2002 reached a loss of ThUS$ 18,983.8, compared to the loss of ThUS$ 20,713.7 in the first half of 2001. This is primarily explained by higher interest income that amounted ThUS$ 2,571.5 in the first half of 2002, compared to ThUS$ 145.8 in the first half of 2001, as well as a smaller exchange differences loss in the first half of 2002, compared to the figure for the first half of 2001.

Liquidity, Borrowing and Activity	June 30, 2002	June 30, 2001
Current assets / Current liabilities	0.33	1.56
Acid ratio test	0.33	1.53
Liabilities / Shareholders' equity	1.15	1.52
Short-term debt / Total debt	65.3%	4.6%
Long-term debt / Total debt	34.7%	95.4%
Interest expense coverage	2.76	1.45
Property, plant and equipment (ThUS$)	473,414.4	489,808.0
Total assets (ThUS$)	543,908.9	518,917.3

Income Statement (ThUS$)	June 30, 2002	June 30, 2001
Operating income	30,475.7	17,277.9
Operating revenues	47,322.4	50,668.7
Operating expenses	(16,689.9)	(33,099.4)
Depreciation	8,543.2	8,737.5
Interest expense	(12,198.2)	(11,944.7)
Non-operating results	(18,983.8)	(20,713.7)
Net income (loss) before extraordinary items	33,627.6	17,358.4
Net income (loss) for the period	8,830.7	(3,642.0)

The operating revenues comprise the energy generation that is its line of business. The company's business was developed in the Chilean market and more specifically in the Central Interconnected System (SIC).

The operating expenses are basically comprised of tolls of energy transmission, depreciation of fixed assets, energy purchases and expenses characteristic of the operation of the hydroelectric power stations.

Profitability	June 30, 2002	June 30, 2001
Return on total assets	1.66	-0.70
Return on shareholders' equity	3.85	-1.75
Return on operating assets	6.33	3.42
Earnings per share (Ch$)	9.92	-4.87
Return on dividends	3.24	-

PRINCIPAL ASSETS

The company's assets are shown in accordance with generally accepted accounting principles in Chile and the regulations and instructions of the Superintendence of Securities and Insurance in Chile. Significant differences compared with market values are not shown.

TARIFFS

Finally, regarding the tariff setting of node prices for regulated customers on the Alto Jahuel node on the Chilean SIC that is in force from May 1, 2002, this represented a 3.4 % reduction in dollar terms. The Chilean electricity Law, that was amended in 1999, established the security of the system in any event and forced Pehuenche to redefine its commercial policy for avoiding risks not offset by the tariff settings.

CASH FLOW ANALYSIS

During the first half of 2002, the company's cash flow from operating activities totaled ThUS$ 13,312.0, which basically results from the difference between sales and financial and operational expenses of the period, but also considering the effects of the decrease in current assets for ThUS$ 5,294.3 and the decrease in current liabilities for ThUS$ 11,843.6. The difference between the operational flow and the net income for the period is basically explained by the exchange differences loss of ThUS$ 7,778.4 and the depreciation for the period of ThUS$ 8,543.2.

Cash flow from financing activities during the period totaled ThUS$ (13,318.7), which basically resulted from proceeds from loans with related companies of ThUS$ 99,233.3, proceeds from capital increase through the issue of shares of ThUS$ 2,622.2, payment of loans with related companies of ThUS$ 74,999.0, payment of loans of ThUS$ 33,135.5 and payment of dividends of ThUS$ 7,039.8.

MARKET RISK

- The company has a high percentage of its credits denominated in dollars, because in the Chilean electric legislation energy prices are strongly correlated with this currency. Nevertheless this natural covering of economic nature, in a scenario of high volatility of the dollar during the year 2002 the company continued with its policy of partially cover its liabilities denominated in dollars, in order to attenuate the fluctuations that generate in the results the variations of the exchange rate. As of June 30, 2002, the company has covered by future contracts Dollar-UF an amount of US$ 207.7 million, compared with US$ 247.0 million of the first half of 2001. The company's hedging policy is to hedge from 60% to 70% against accounting exposure.

- In terms of interest rate risk, the company has 100 % of its credits in fixed rates.

- The company's contribution margin is directly affected by the hydrological condition of the year. Basically, in extreme dry years the generating cost and the spot market price can be instantly increased by more than 6 times. The average energy generation of Pehuenche is 3,500 GWh, that diminishes to approximately 2,050 GWh in an extremely dry year.